Exhibit 99.3

Stikeman Elliott LLP
Barristers & Solicitors
1155 René-Lévesque Blvd. W.
41st Floor
Montréal, QC Canada H3B 3V2

Main: 514 397 3000
Fax: 514 397 3222
www.stikeman.com

June 19, 2018

We hereby consent to being named in the prospectus supplement, dated June 19, 2018, to the short form base shelf prospectus, dated March 20, 2018, contained in Amendment No. 1 to the registration statement on Form F-10 filed by Bell Canada and BCE Inc., as such may thereafter be amended or supplemented, on the cover page and under the headings “Legal Matters” and “Interest of Experts” and in connection with our legal opinions set out under the headings “Eligibility for Investment” and “Material Canadian Tax Considerations”, which opinions are provided as of the date of the prospectus supplement. In giving such consent we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the United States Securities Act of 1933, as amended.

Yours truly,

(Signed) Stikeman Elliott LLP